PW

AMENDED


10032823


SEC MAIL
RECEIVED
PROCESSING
DEC 1 5 2010
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 15644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 PARK AVENUE
(No. and Street)

HUNTINGTON (City) NY (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, CPA
(Name – *if individual, state last, first, middle name*)

48 WEST 48 STREET (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH C. KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SUCURITIES, INC, as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2014



Notary Public



Signature

CHAIR PERSON
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
680 Park Avenue
Huntington, N.Y. 11746

We have audited the accompanying statement of financial condition of Federated Securities, Inc. as of September 30, 2010 and 2009, and the related statements of operations and accumulated deficit, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2010 and 2009, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole



Tamas B. Revai, C.P.A.

November 23, 2010

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2010	2009
Current Assets		
Cash and Cash Equivalents	$ 36,528	$ 38,394
Clearing Deposit	35,000	35,000
Commissions Receivable, including $727 due from mutual funds in 2010	7,407	15,975
Total Current Assets	**$ 78,935**	**$ 89,369**
Total Assets	**$ 78,935**	**$ 89,369**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 23,253	$ 32,304
Total Current Liabilities	**$ 23,253**	**$ 32,304**
Subordinated Loan from Stockholder	$ 50,000	$ 50,000
Total Liabilities	**$ 73,253**	**$ 82,304**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Accumulated Deficit	(11,318)	(9,935)
Total Stockholder's Equity	**$ 5,682**	**$ 7,065**
Total Liabilities and Stockholder's Equity	**$ 78,935**	**$ 89,369**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF OPERATIONS and ACCUMULATED DEFICIT
For the Years Ended
September 30,

	2010	2009
Revenues:		
Commissions – Net	$ 211,410	$ 215,888
Interest and Dividends	32	421
Total Revenues	**$ 211,442**	**$ 216,309**
Expenses:		
Salaries	$ 53,838	$ 49,060
Commissions	86.846	81,435
Rent	12,000	17,747
Insurance	3,197	2,791
Professional Fees	8,600	9,175
Communications	5,415	5,402
Payroll and State Taxes	6,055	4,936
Office Expenses	19,984	26,261
Regulatory Fees	4,966	3,835
Dues and Publications	2,744	1,345
Interest	3,000	3,000
Equipment Rental	253	3,179
Employee Benefits	5,927	4,241
Total Expenses	**$ 212,825**	**$ 212,407**
Net Income / (Loss)	**$ (1,383)**	**$ 3,902**
Accumulated Deficit at Beginning of Year	$ (9,935)	$ (13,837)
Accumulated Deficit at End of Year	**$ (11,318)**	**$(9,935)**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended
September 30,

	2010	2009
Cash flows from operating activities:		
Net Income/(Loss)	$ (1,383)	$ 3,902
Adjustments needed to reconcile net income (loss) to net cash Provided by (used in) operating activities		
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commissions Receivable	8,568	(9,166)
Increase (Decrease) in Accounts Payable and Accrued Expenses	(9,051)	19,302
Net cash provided by (used in) operating activities	**$ (1,866)**	**$ 14,038**
Increase / (Decrease) in Cash	**$ (1,866)**	**$ 14,308**
Cash - Beginning of year	38,394	24,356
Cash - End of Year	**$ 36,528**	**$ 38,394**
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 3,000	$ 3,000
Income Taxes	$ 100	$ -0-

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.



FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
For the years then ended
September 30,

	2010	2009
Capital Stock	**$ 12,000**	**$ 12,000**
Paid in Capital	**$ 5,000**	**$ 5,000**
Accumulated Deficit at Beginning of Year	$ (9,935)	$ (13,837)
Net Income / (Loss)	(1,383)	3,902
Accumulated Deficit at End of the Year	**$ (11,318)**	**$ (9,935)**
Total Stockholder's Equity	**$ 5,682**	**$ 7,065**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.



FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended September 30,

	2010	2009
Subordinated Loan – October 1,	**$ 50,000**	**$ 50,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.



FEDERATED SECURITIES, INC.
Schedule of Computation of Net Capital for Brokers and Dealers
UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of
September 30, 2010

Assets	$ 78,935
Less Liabilities	73,253
Total Owners Equity	**$ 5,682**
Plus Subordinated Loans	50,000
Less Non-Allowables (Commissions receivable from mutual funds)	(727)
Net Capital Before Haircuts and Undue Concentration	**$ 54,955**
Less Haircuts and Undue Concentration	-0-
Net Capital	**$ 54,955**
Minimum Capital Requirement – Calculated as the higher of Aggregated Indebtness of $23,253 X 6.6667%=$1,556 or $5000.	$ 5,000
Excess Net Capital	$ 49,955
Total Aggrregated Indebtness	$ 23,353
Percentage of Aggregated Indebtness to Net Capital	46.75%

Reconciliation to the Computation of Net Capital Included In Part IIA of Form X-17a-5 as of December 31, 2009

Net Capital per above	$ 54,955
Adjustments-See below*	1,933
Net Capital included in Part IIA of Form X-17a-5 as of September 30, 2010	$ 56,888

***Adjustments**

Increase in Accounts Payable and Accrued Expenses	$ 1,933
Net Decreases in Net Income	$ 1,933

The accompanying notes are an integral part of the financial statements.

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2010 and 2009

Organization and Operations:

Federated Securities, Inc. (Company) is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of FINRA and NYSE. The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions. The Company has few fulltime and several part time brokers.

The Company clears and maintains its customer's accounts through RBC Dain. There are no concentration in the sale on behalf of any of the mutual funds it places customers in.

The company is exempt from the provision of rule 15C3-3

Summary of Significant Accounting Policies:

Basis of Accounting

The Accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of American.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

Fasb Accounting Standard Codification ("ASC"), Fair Value of Financial Instruments, requires the Company to disclose values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loan payable to stockholder approximates fair value because it is due and payable at it face amount plus accrued interest at maturity.

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Tamas B. Revai C.P.A.



Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets related to net operating loss carryovers. As of September 30, 2010, the Company had net operating loss carryovers approximating $ 1,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2025, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $300 has been provided on the deferred tax asset at September 30, 2010.

FASB Accounting Standard Codification ("ASC") Section 50-15, Unrecognized Tax Benefit Related Disclosure, created a single model to address accounting for uncertainty in tax positions. ASC 50-15 Paragraph d, clarifies the accountingfor income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended September 30, 2010 and 2009, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U. S federal jurisdiction and New York State.

Subordinated Loan:

Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due at 6% interest. Interest of $3,000.00 was paid during both fiscal years

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2013	$ 35,000
December 30, 1998	December 30, 2013	15,000
Total		**$ 50,000**

Tamas B. Revai, C.P.A.



Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to1. At September 30, 2010, the Company's minimum capital requirement was $1,556. The Company is required at all times to maintain minimum capital of no less than $5,000. At September 30, 2010, the Company had net capital of $54,955. The Company had an aggregate indebtedness to net capital ratio of 0.47 to 1.

Related Party Transactions:

Rent:

The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are charged and paid by alternate months from the Company's funds. Rents are charged and paid by the Company.

During the years end September 30, 2010 and 2009, rent expense incurred by the Company to the Chairperson and sole stockholder of Company totaled $12,000 and $17,747, respectively, and included $2,747, for utilities in 2009.

Tamas B. Revai, C.P.A.



FEDERATED SECURITIES, INC.
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
September 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

FEDERATED SECURITIES, INC

In planning and performing our audit of the financial statements of Federated Securities, Inc. for the year ended September 30, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and and for determining compliance with the exemptive provisions of rule 15c3-3. Because Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company's practices and procedures were adequate at September 30, 2010 to meet SEC's objectives.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2010 and 2009 and for years then ended

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.
November 23, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9-30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015644 FINRA SEP
FEDERATED SECURITIES INC
PO BOX 2679
HUNTINGTON STATION NY 11746-0531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. General Assessment (item 2e from page 2) $ 99

B. Less payment made with SIPC-6 filed (exclude interest) (189)

4-27-10
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) (90)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(90)

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Federated Securities Inc
(Name of Corporation, Partnership or other organization)

Judith C K — Judith C K
(Authorized Signature)

Chairperson
(Title)

Dated the 12 day of Nov, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 2009
and ending 9-3_, 2010
Eliminate cents

n No.

	Amount
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 210372
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	170596
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii)	—
Total deductions	170596
PC Net Operating Revenues	$ 39776
neral Assessment @ .0025	$ 99

(to page 1, line 2.A.)

SIPC-6

1-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6

(31-REV 3/10)

#5499 4/27

For the first half of the fiscal year ending 9-30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for poses of the audit requirement of SEC Rule 17a-5:

015644 FINRA SEP
FEDERATED SECURITIES INC
PO BOX 2879
HUNTINGTON STATION NY 11746-0531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JK 631 421 4499

A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 189

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (0)

2. Assessment balance due 189

B. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

C. Total assessment and interest due $ 189

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 189

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

SIPC member submitting this form and the son by whom it is executed represent thereby all information contained herein is true, correct complete.

F. S.
(Name of Corporation, Partnership or other organization)

ed the 27 day of April, 2010

[signature]

Chairperson

; form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the king Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 20 09
and ending 9-30, 20 10
Eliminate cents

A/O 3/31/10

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 99888
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
	(2) Net loss from principal transactions in securities in trading accounts.	0
	(3) Net loss from principal transactions in commodities in trading accounts.	0
	(4) Interest and dividend expense deducted in determining item 2a.	0
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	0
	(7) Net loss from securities in investment accounts.	0
	Total additions	99888
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	21118
	(2) Revenues from commodity transactions.	0
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
	(4) Reimbursements for postage in connection with proxy solicitation.	0
	(5) Net gain from securities in investment accounts.	0
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
	(8) [illegible] to the securities business. (See Instruction C):	0
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 3000	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
	Enter the greater of line (i) or (ii)	3000
	Total deductions	24118
2d.	SIPC Net Operating Revenues	$ 75770
2e.	General Assessment @ .0025	$ 189
		(to page 1 but not less than $150 minimum)